
March 9, 2023

John Jordan
Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield , Connecticut 06804

> **Re: Photronics, Inc,**
> **Form 10-K for the Fiscal Year ended October 31, 2022**
> **Form 8-K furnished February 20, 2023**
> **File No. 1-39063**

Dear John Jordan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K furnished February 20, 2023

Exhibit 99.5 Reconciliation of GAAP to Non-GAAP Financial Information, page 1

1.   We note that your calculation of Free Cash Flow includes government incentives. Please explain to us why you believe it is appropriate to include this adjustment in your calculation of Free Cash Flow. Also, it appears that the measure should be renamed as you do not calculate it in the typical manner. For additional information, see Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Form 10-K for the Fiscal Year ended October 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 32

2.   We note that your calculation of Net Cash includes Short-term investments. We also note

from your disclosure on page 43 of the notes to the financial statements that these investments have maturities of more than three months, but less than one year. In light of this, it does not appear that these investments would be considered cash equivalents for the purpose of the Net Cash calculation. Please revise or advise accordingly. Your disclosure in your earnings releases on Form 8-K should be similarly revised.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Richelle Burr